

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

<u>Via E-mail</u>
Mr. Kenneth Meyers
Chief Executive Officer
Telephone and Data Systems, Inc.
30 North LaSalle Street
Chicago, Illinois  60602

      **Re:**    **Telephone and Data Systems, Inc.**
                **Form 10-K for the Fiscal Year Ended December 31, 2012**
                **Filed February 26, 2013**
                **File No. 1-14157**

Dear Mr. Meyers:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Robert S. Littlepage  for

                                Larry Spirgel
                                Assistant Director